UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2013

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Exchange legislation, hereby files the following

RELEVANT EVENT

BBVA has reached today an agreement with the entity Leasing Bogotá S.A., Panamá, a subsidiary of Grupo Aval Acciones y Valores, S.A., for the sale to the former of all the stake that BBVA holds directly and indirectly in Banco Bilbao Vizcaya Argentaria (Panamá), S.A. (“BBVA Panamá”). The aggregate direct and indirect participation of BBVA in BBVA Panamá represents approximately 98.92% of the share capital of the company.

The closing of the transaction is conditioned to the approval by the competent regulatory authorities.

The total consideration that BBVA expects to obtain pursuant to this sale amounts to approximately USD 646 million which represents a price/expected 2013 net earnings ratio of approximately 20.

The abovementioned consideration consists of:

(i)	The base purchase price, which amounts to USD 630 million; and

(ii)	The positive or negative net income adjustment which shall be equal to the net income generated by BBVA Panamá from June 1, 2013 up to closing. BBVA estimates that such amount will represent a positive adjustment of approximately USD 16 million (assuming closing on November 30, 2013).

BBVA has the option to receive part of the consideration through the distribution of dividends from BBVA Panamá amounting to up to USD 140 million prior to closing (such amount would accordingly reduce the purchase price to be paid to BBVA on closing) in which case the capital gain net of taxes would amount to approximately EUR 150 million.

The total assets of BBVA Panamá as of 31 December 2012 amounted to, approximately, USD 2,100 million (less than 0.3% of the total assets of BBVA Group) and deposits amounted to, approximately, USD 1,460 million (which represents a market share in Panama of approximately 3% as of 31 December 2012).

Madrid, 20 July 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: July 20, 2013	By: /s/ Carlos Torres Vila
Name: Carlos Torres Vila
Title: Head of Strategy and Corporate Development